American Skandia Trust

Gateway Center Three

100 Mulberry Street

Newark, NJ 07102

February     , 2006

Securities and Exchange Commission

100 F St., NE

Washington, DC  20549

Re:                               Registration Statement on Form N-1A of American Skandia Trust

(Securities Act File No. 33-24962 and Investment Company Act File No. 811-5186)
(the “Registration Statement”)

Post-Effective Amendment No. 57 to the Registration Statement under the Securities Act of 1933 and Amendment No. 58 to the Registration Statement under the Investment Company Act of 1940 (together, the “Amendments”)

Ladies and Gentlemen:

American Skandia Trust (the “Registrant”) hereby acknowledges that:

•                  The Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendments and the Registration Statement;

•                  Comments by the staff of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to staff comments on the Amendments do not foreclose the Commission from taking any action with respect to the Amendments or the Registration Statement; and

•                  The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

American Skandia Trust

By:	/s/ John P. Schwartz
John P. Schwartz
Assistant Secretary